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                             [BRADY  LETTERHEAD]


                                                  FOR: W.H. BRADY CO.

                                                  VARITRONIC SYSTEMS, INC.

                                                  For more information contact:

                                                Donald P. DeLuca (414) 438-6810



FOR IMMEDIATE RELEASE

W.H. BRADY CO. REACHES MERGER AGREEMENT WITH VARITRONIC SYSTEMS, INC.

MILWAUKEE, Wis. (February 27, 1996)-- W.H. Brady Co. (Nasdaq: BRCOA) and Varitronic Systems, Inc. (Nasdaq: VRSY) today jointly announced that they have entered into a definitive merger agreement providing for the acquisition by W.H. Brady Co. of all of the outstanding common stock of Varitronic for $17.50 per common share in cash.

        In accordance with the merger agreement, which has been approved by the boards of directors of both companies, an indirect subsidiary of W.H. Brady Co. will commence a tender offer within three business days for all of the outstanding Varitronic shares at $17.50 per common share in cash. Any shares not acquired in the tender offer will be acquired at $17.50 per common share in cash in a subsequent merger.

        Brady and Varitronic stated that the tender offer will be made only pursuant to definitive offering documents. Robert W. Baird & Co. Incorporated is advising W.H. Brady Co. and Baird will act as dealer manager in connection wit the offer. Brown, Gibbons, Lang & Co., L.P. has acted as financial advisor to Varitronic Systems, Inc.


        "We are extremely pleased that Varitronic will join the W.H. Brady Co. family," said Katherine M. Hudson, W.H. Brady Co. president and chief executive officer.

        Donald J. Kramer, a Varitronic director, stated, "The agreement announced today marks the beginning of another stage in the company's history and serves the best economic interests of Varitronic's shareholders."

        Varitronic, headquartered in Minneapolis, develops, manufactures and markets supply-consuming lettering, labeling, signage and presentation systems which enhance the quality, professionalism and effectiveness of a wide range of communications. It also offers a broad range of consumable supplies and accessories which are used with all of its products. Its manufacturing facilities are located in the Minneapolis area.

        W.H. Brady Co. is an international manufacturer of industrial identification products and coated materials. It employs 2,100 people worldwide and markets more than 30,000 industrial identification, telecommunication, governmental, public utility, computer and data-storage markets. In fiscal 1995 it reported $314 million in sales and $28 million in net income. Its headquarters are at 6555 West Good Hope Road, Milwaukee. In addition to having several U.S. operations, Brady has operations in Canada, Belgium, France, England, Germany, Sweden, Scotland, Italy, Australia, Singapore, Japan, Hong Kong, South Korea and New Zealand.